Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
Filer’s SEC File No.: 333-146050
Date: October 6, 2014

G3 Magazine

October edition

A ‘Highly Complementary’ Offering

Lottery titan GTECH and casino giant IGT plan to become the world’s largest end-to-end gaming supplier

In July of this year, GTECH and IGT made the blockbuster announcement of their intent to merge. The deal, worth around $6.4 billion, is now being finalised, and is expected to be complete by mid-2015. So how did this marriage come about, and what will the new entity look like? G3 spoke with Renato Ascoli, GTECH President of Products and Services and General Manager, to find out.

1.              Why did GTECH acquire IGT?

The merger transforms us into an end-to-end gaming company with the ability to serve clients across the full gaming spectrum. Once we come together, we will be a leader in all major gaming market segments — lottery, gaming machines, interactive, sports betting, and social gaming. The combination will create an unparalleled offering and a complete portfolio of products and services for our customers.

Our businesses are highly complementary. GTECH provides industry leading lottery solutions, instant ticket printing, and operation and management capabilities. This is demonstrated in our leadership in the Italian gaming market, as well as in other jurisdictions where we operate lotteries on behalf of governments around the world.

We’ve developed a comprehensive interactive gaming platform that supports poker, bingo and casino games, as well as sports betting products. Through our Spielo product brand, we have become the leader in the manufacture and supply of video lottery systems and gaming machines in distributed gaming networks.

Content is a significant driver of the success of any gaming program. With the foundation of IGT’s industry-leading portfolio, we will have a library of games that will surpass any other company in the industry. That’s critically important as we look to enhance the distribution of popular titles to new platforms and channels.

In terms of commercial casino gaming equipment, IGT is the leading manufacturer of slot machines.  This will give GTECH the ability to manufacture VLTs and other gaming equipment more efficiently.

In the social gaming space, IGT’s DoubleDown solution is leading the way in monetizing online play and expanding the player base to attract a new demographic of players. It is also a very good way to test games for deployment in other channels and venues.

All in all, the offerings of the combined companies provide best-in-class solutions to address the needs of players and customers across the entire spectrum of gaming activities.

2.              What are the biggest challenges that you face in bringing together IGT and GTECH and how are you managing the processes?

Merger activity naturally comes with its share of challenges, as well as opportunities. We must remain vigilant in ensuring that our customers know we are focused on them. Our top priority is to keep the emphasis on the customer.

We are in the early stages of the planning process.  We have formed a Steering Committee of senior leaders from both GTECH and IGT, which will be responsible for overseeing and guiding the integration planning.

GTECH’s integration track record proves our ability to navigate successfully through this process. We recognize that it is hard work, but we have consistently produced substantial results in previous acquisitions and their resulting integrations. Beginning with Lottomatica’s acquisition of GTECH, and then Spielo and Atronic, each has improved our capabilities to manage the process of integrating products and content in order to provide our customers with a best-in-class offering.

3.              What has been the reaction of your customers to the announcement? What will be the real benefits to the customer of this merger?

Our customers are enthusiastic about the merger. They clearly recognize how this will help their operations. We have emphasized that they will remain our focus during the transaction.

Once the merger is completed, they’ll have access to best-in-class content, because we’ll have a library of games that will far surpass any other company in the industry. In addition, our customers will be uniquely positioned to leverage the opportunities created by ongoing convergence across all gaming channels — including online, landbased, and mobile.

We expect to see enhanced innovation. We will have the kind of scale that can make a real difference in providing customers with powerful and innovative revenue-generating gaming products, driven by our industry-leading R&D efforts.

We will also have the ability to manufacture gaming machines and other gaming equipment more efficiently. Both companies also have long histories and extensive capabilities in systems; this transaction will build up our systems offering.

In the social gaming space, DoubleDown will help customers to monetize play in the interactive space, and expand the player base.

Most importantly, we will continue to make customer service our top priority. Meeting our customers’ needs will always be GTECH’s main objective, now and on an ongoing basis after the merger.

4.              Cost savings will be made, but how far reaching will they be, and what areas will be the most/least affected?

There will be efficiencies as a natural consequence of the merger. However, because our businesses are complementary, we see very little overlap in the business-related segments, such as R&D and the game development studios. The major synergies will come from non-business-related areas, such as support functions.

5.              How long will it take GTECH and IGT to effectively merge together?

This is challenging to predict at this stage in the process. Due to the scope of this transaction, we believe it will take some time. Once the transaction closes, we want to deliver the benefits to our customers as soon as we can, but we must also take the time required to do it right. This is why the work of the integration Steering Committee, and its planning process, is so important.

6.              Will we continue to see the same level of choice, of diversity of product and innovation with the merger of these two businesses?

At the end of the day, our customers are seeking top-performing products suited to their players and their markets. A diverse product line is essential to ensuring great performance in each unique market. Because each company’s respective areas of strength are complementary, we expect to provide our customers with a wealth of choice, including the largest and best-performing game library in the industry.

7.              What will happen to each of the individual divisions within IGT and GTECH? DoubleDown, IGT Interactive, SPIELO Gaming, Systems, and Interactive, for example - will all these brands be merged or kept as separate entities? What will happen to these brands - and will ‘IGT’ continue to be brand going forward?

Both companies have gone through a re-branding process relatively recently. Each has significant brand equity. A review will be conducted to determine how best to capture that brand equity, both in terms of the company identity and the product brands. We’ll announce the outcome of that process after the transaction has closed.

8.              Why is ‘consolidation and scale’ such an important and driving factor in the gaming business in 2014?

Customers are seeking growth beyond their traditional gaming programs. They recognize that to grow their player base, they need to expand their offerings and provide them on the channels players are seeking, whether it’s landbased, interactive, or mobile. Suppliers are recognizing that multi-channel offerings are critical to their success.

For GTECH, this merger is about more than expanding our scale. We believe that the combined entity will be in the best position to respond to our customers’ needs today and in the future — where content is truly the driver of performance, and where players are seeking the most entertaining games anytime, anywhere, on any device.

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Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent

GTECH S.p.A.

Corporate Communications

T: (401) 392 7452

Simone Cantagallo

GTECH S.p.A.

Media Communications

T. (+39) 06 51899030